SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of April 8, 2009

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On April 8, 2009 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s consolidated financial results for the year ended December 31, 2008. A copy of such press release is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated April 8, 2009, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the year ended December 31, 2008.

Global Crossing Reports GCUK’s Fourth Quarter and Full Year 2008 Results

FOR IMMEDIATE RELEASE: WEDNESDAY, APRIL 8, 2009

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced fourth quarter and full year 2008 financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 82 million pounds in revenue in the fourth quarter, with Adjusted Gross Margin of 68 percent, or 56 million pounds, and Adjusted IFRS EBITDA of 13 million pounds. (Adjusted Gross Margin and Adjusted IFRS EBITDA are both non-GAAP measures that are defined and reconciled below.) The company also generated 25 million pounds in cash from operations before interest payments of 16 million pounds.

“In 2008, we continued to strengthen and grow GCUK’s market position by offering advanced IP solutions that provide unified communications capabilities and significant cost efficiencies for our customers,” said John Legere, Global Crossing’s chief executive officer. “While broadening our customer base in our target markets, we continue to focus on providing superior service and support as key differentiators in a highly competitive marketplace.”

Fourth Quarter Results

GCUK generated revenue of 82 million pounds, essentially flat on a sequential basis and an increase of 6 million pounds, or 7 percent, year over year. The year-over-year increase came from strength in the company’s “invest and grow” category – namely that part of the business focused on serving enterprises and carrier customers excluding wholesale voice – slightly offset by partial attrition of the Camelot contract.

Adjusted Gross Margin for the fourth quarter of 2008 was 56 million pounds, or 68 percent of revenue. This was flat when compared with the prior quarter in which Adjusted Gross Margin was also 56 million pounds, or 68 percent of revenue, and an increase from the fourth quarter of 2007 in which Adjusted Gross Margin was 53 million pounds, or 70 percent of revenue.

Cost of revenue, which includes cost of access, technical real estate, network and operations, third party maintenance and cost of equipment sales, was 51 million pounds for the quarter, compared to 52 million pounds in the prior quarter and 45 million pounds in the fourth quarter of 2007. The year-over-year increase was primarily due to higher access, equipment and professional services costs associated with increased revenue.

Sales, general and administrative expenses (SG&A) were 14 million pounds for the quarter, compared to 10 million pounds in the prior quarter and 8 million pounds in the fourth quarter of 2007. The sequential and year-over-year variances were primarily due to an adjustment to the annual allocation of corporate overhead costs.

GCUK’s Adjusted IFRS EBITDA for the fourth quarter was 13 million pounds, compared with 21 million pounds in the third quarter of 2008 and 22 million pounds in the fourth quarter of 2007.

The sequential and year-over-year decreases were primarily due to an adjustment to the annual allocation of corporate overhead costs, as well as foreign exchange translation losses on working capital.

GCUK recorded a net loss of 25 million pounds for the fourth quarter of 2008, compared with a net loss of 7 million pounds in the third quarter of 2008 and a net loss of 2 million pounds in the fourth quarter of 2007. The net loss in the fourth quarter included foreign exchange translation losses on the US dollar-denominated Senior Secured Notes of 28 million pounds, as compared to 10 million pounds in the prior quarter and 2 million pounds in the year-ago quarter. The year-over-year increase in net loss was partially offset by a reduction in the provision for income taxes of 5 million pounds, primarily due to a reduction of the deferred tax asset in the year-ago quarter.

Full Year Results

GCUK generated revenue of 323 million pounds in 2008, compared with 297 million pounds for 2007. This represents an increase of 26 million pounds, or 9 percent on a year-over-year basis. Revenue increased primarily due to strong demand for our products and services from enterprise customers, as well as growth from UK carrier customers that continue to enhance both their mobile broadband and next generation services.

Adjusted Gross Margin for 2008 was 222 million pounds, or 69 percent of revenue, compared to the prior year in which Adjusted Gross Margin was 209 million pounds, or 70 percent of revenue.

Cost of revenue was 204 million pounds for the year, compared to 185 million pounds in the prior year. The year-over-year increase was primarily due to higher access, equipment and professional services costs associated with increased revenue.

SG&A was 43 million pounds for the year, compared to 36 million pounds in the prior year. The year-over-year increase was primarily due to higher payroll costs as well as increases in expenses due to one-time property-related rebates in 2007.

GCUK’s Adjusted IFRS EBITDA for 2008 was 77 million pounds, compared with 78 million pounds in 2007.

GCUK recorded a net loss of 30 million pounds for 2008, compared with a net loss of 2 million pounds in 2007. The net loss in 2008 included foreign exchange translation losses on the US dollar-denominated Senior Secured Notes of 38 million pounds in 2008, as compared to 2 million pounds translation gain in the prior year. The year-over-year increase in net loss was partially offset by a reduction in the provision for income taxes of 5 million pounds, primarily due to a reduction of the deferred tax asset in the previous year.

Cash and Liquidity

As of December 31, 2008, GCUK had cash and cash equivalents of 36 million pounds compared to 34 million pounds at the end of September 30, 2008, and 24 million pounds at the end of December 31, 2007.

Cash generated from operations during the fourth quarter totaled 25 million pounds. GCUK’s cash and cash equivalents increased 2 million pounds in the fourth quarter, after interest payments of 16 million pounds and capital expenditures and principal payments on finance leases of 8 million pounds.

Cash generated from operations during 2008 totaled 74 million pounds. GCUK’s cash and cash equivalents increased 12 million pounds in the year, after interest payments of 33 million pounds and capital expenditures and principal payments on finance leases of 32 million pounds.

Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include definitions of Adjusted IFRS EBITDA and Adjusted Gross Margin measures, as well as reconciliations of such measures to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB).

International Financial Reporting Standards

GCUK’s results reported here include audited consolidated financial results for the year ended December 31, 2007; unaudited consolidated financial results for the year ended December 31, 2008 and the three months ended December 31, 2008 and 2007; audited consolidated balance sheet as of December 31, 2007; and unaudited consolidated balance sheet as of December 31, 2008, in accordance with IFRS. GCUK’s fourth quarter 2008 and 2007 results, as well as those for the full years 2008 and 2007, were included in Global Crossing’s consolidated results previously reported on February 16, 2009, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

Conference Call

Management has scheduled a conference call for Wednesday, April 8, 2009, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2926 or +44 (0) 20 3300 0097. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Wednesday, April 8, 2009, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Wednesday, April 15, 2009, at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21419045. UK callers may access the replay by dialing +44 (0) 87 0000 3081 or +44 (0) 80 0692 0831 and entering reservation number 21419045.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED.

Global Crossing (UK) Telecommunications Limited. provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing Limited (NASDAQ: GLBC) is a leading global IP solutions provider with the world’s first integrated global IP-based network. The company offers a full range of secure data, voice, and video products to approximately 40 percent of the Fortune 500, as well as to 700 carriers, mobile operators and ISPs. It delivers services to more than 690 cities in more than 60 countries and six continents around the globe.

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the impact on the business of an economic downturn or recession; dependence on a number of key personnel; potential weaknesses in internal controls of acquired businesses, and difficulties in integrating internal controls of those businesses with GCUK’s internal controls; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; our ability to raise capital through financing activities; exposure to contingent liabilities; and other risks referenced from time to time in GCUK’s filings with the Securities and Exchange Commission. GCUK undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contacts

Suzanne Lipton

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

6 Financial Tables Follow

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 1
Consolidated Balance Sheets
Results below are in pounds sterling in thousands.

	December 31, 2008	December 31, 2007
	(unaudited)
Non-current assets
Intangible assets, net	£11,955	£13,351
Property, plant and equipment, net	179,544	185,719
Investment in associate	178	200
Retirement benefit asset	1,020	961
Trade and other receivables	37,006	28,511

	229,703	228,742

Current assets
Trade and other receivables	56,276	66,237
Derivative financial instrument	2,787	—
Cash and cash equivalents	36,100	23,954

	95,163	90,191

Total assets	£324,866	£318,933

Current liabilities
Trade and other payables	£(81,909)	£(65,619)
Senior secured notes	(7,382)	(1,158)
Deferred revenue	(38,751)	(47,126)
Provisions	(1,590)	(2,137)
Obligations under finance leases	(10,182)	(11,945)
Other debt obligations	(740)	(463)
Derivative financial instrument	—	(1,048)

	(140,554)	(129,496)

Non-current liabilities
Trade and other payables	(335)	(650)
Senior secured notes	(279,546)	(247,788)
Deferred revenue	(100,694)	(106,961)
Retirement benefit obligation	(2,880)	(3,110)
Provisions	(3,786)	(4,160)
Obligations under finance leases	(14,043)	(20,242)
Other debt obligations	(240)	(430)
Derivative financial instrument	—	(1,048)

	(401,524)	(384,389)

Total liabilities	(542,078)	(513,885)

Net liabilities	£(217,212)	£(194,952)

Capital and reserves
Equity share capital	£101	£101
Capital reserve	30,504	27,648
Hedging reserve	2,694	(2,035)
Accumulated deficit	(250,511)	(220,666)

Total equity	£(217,212)	£(194,952)

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 2
Consolidated Statements of Operations
Results below are in pounds sterling in thousands.

	Three months ended		Year ended
IFRS in IFRS Reporting Format	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)	(unaudited)	(unaudited)
Revenue	£81,647	£76,063	£322,832	£296,620
Cost of sales	(51,435)	(45,157)	(200,487)	(177,665)

Gross profit	30,212	30,906	122,345	118,955

Distribution costs	(4,723)	(4,232)	(18,361)	(15,710)
Administrative expenses	(22,694)	(14,969)	(75,037)	(69,468)

Operating profit	2,795	11,705	28,947	33,777

Finance revenue	8,233	1,608	14,056	4,527
Finance charges	(36,140)	(10,303)	(72,416)	(33,548)

(Loss)/profit before tax	(25,112)	3,010	(29,413)	4,756

Tax charge	(142)	(4,646)	(432)	(6,297)

Loss for the period	£(25,254)	£(1,636)	£(29,845)	£(1,541)

	Three months ended		Year ended
IFRS in U.S. Reporting Format	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUES	£81,647	£76,063	£322,832	£296,620
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(26,058)	(22,727)	(101,092)	(87,973)
Real estate, network and operations	(11,568)	(10,322)	(49,409)	(48,196)
Third party maintenance	(3,681)	(4,121)	(16,577)	(17,923)
Cost of equipment sales	(9,954)	(7,900)	(36,866)	(30,416)

Total cost of revenue	(51,261)	(45,070)	(203,944)	(184,508)

Selling, general and administrative	(14,143)	(8,424)	(42,937)	(35,983)
Depreciation and amortization	(11,393)	(10,877)	(44,699)	(42,161)

Total operating expenses	(76,797)	(64,371)	(291,580)	(262,652)

OPERATING INCOME	4,850	11,692	31,252	33,968

OTHER INCOME (EXPENSE)
Interest expense, net	(7,201)	(7,439)	(29,986)	(30,192)
Other income (expense), net	(22,761)	(1,243)	(30,679)	980

LOSS INCOME BEFORE PROVISION FOR INCOME TAXES	(25,112)	3,010	(29,413)	4,756
Provision for income taxes	(142)	(4,646)	(432)	(6,297)

NET LOSS	£(25,254)	£(1,636)	£(29,845)	£(1,541)

Note: The classification differences between reporting under IFRS and U.S. GAAP are as follows:

Cost of sales:

Under IFRS reporting format, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP reporting format, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains and losses:

Under IFRS reporting format, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes, which are included in finance charges, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP reporting format, all foreign exchange gains and losses are included in other income (expense), net.

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 3
Consolidated Cash Flow Statements Results below are in pounds sterling in thousands.

	For the year ended
	December 31, 2008	December 31, 2007
	(unaudited)
Operating activities
Loss for the period	£(29,845)	£(1,541)
Adjustments for:
Finance costs, net	58,360	29,021
Income tax	432	6,297
Depreciation of property, plant and equipment	35,466	34,491
Amortization of intangible assets	2,201	2,883
Share based payment expense	2,856	2,280
Loss on disposal of property, plant and equipment	(11)	306
Equity pick up in associate	22	(37)
Change in provisions	(1,181)	(2,468)
Change in operating working capital	10,193	(21,302)
Change in other assets and liabilities	(4,562)	(1,934)

Cash generated from operations	73,931	47,996
Interest paid	(33,062)	(33,543)

Net cash provided by operating activities	£40,869	£14,453

Investing activities
Interest received	£4,438	£4,651
Proceeds from disposal of property, plant and equipment	12	—
Purchase of property, plant and equipment	(21,860)	(32,531)

Net cash used in investing activities	£(17,410)	£(27,880)

Financing activities
Loans provided to group companies	£—	£(2,500)
Loans repaid by group companies	—	6,100
Repayment of Senior Secured notes	(1,158)	—
Proceeds from new finance leases	—	2,020
Repayments of capital elements under finance leases	(10,108)	(9,073)
Proceeds from debt obligations	474	774
Repayment of capital element of other debt obligations	(521)	(249)

Net cash used in financing activities	£(11,313)	£(2,928)

Net increase (decrease) in cash and cash equivalents	12,146	(16,355)
Cash and cash equivalents at beginning of period	23,954	40,309

Cash and cash equivalents at end of period	£36,100	£23,954

Non-cash investing activities:
Capital lease and debt obligations incurred	£4,917	£10,994

Global Crossing (UK) Telecommunications Limited and Subsidiaries Summary of Consolidated Revenues Results below are in pounds sterling in thousands.	Table 4

	Three months ended		Year ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise and carrier data	£79,674	£74,797	£316,222	£291,072
Wholesale voice	1,848	1,141	6,110	5,048

	81,522	75,938	322,332	296,120
Global Crossing group companies	125	125	500	500

Consolidated revenues	£81,647	£76,063	£322,832	£296,620

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 5
Reconciliation of Adjusted IFRS EBITDA to Loss for the Period (unaudited)
Results below are in pounds sterling in thousands.

	Three months ended		Year ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted IFRS EBITDA	£13,253	£22,424	£76,502	£78,218
Non-cash stock compensation	935	158	(2,856)	(2,280)
Depreciation and amortization	(11,393)	(10,877)	(44,699)	(42,161)
Finance revenue	8,233	1,608	14,056	4,527
Finance costs	(36,140)	(10,303)	(72,416)	(33,548)
Taxation	(142)	(4,646)	(432)	(6,297)

Loss for period	£(25,254)	£(1,636)	£(29,845)	£(1,541)

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of Adjusted IFRS EBITDA, which is considered a non-GAAP financial metric, to loss for the period, which is the most directly comparable IFRS measure. Management believes that Adjusted IFRS EBITDA is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. Adjusted IFRS EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing financial performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Definition:

Adjusted IFRS EBITDA consists of loss for the period before non-cash stock compensation, depreciation and amortization expense recorded to cost of sales and administrative expenses, finance revenue, finance costs and taxation.

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 6
Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited)
Results below are in pounds sterling in thousands.

	Three months ended		Year ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£55,589	£53,336	£221,740	£208,647
Less:
Customer-specific costs	(11,061)	(8,426)	(41,464)	(33,880)
Third-party maintenance	(3,681)	(4,121)	(16,577)	(17,923)
Depreciation & amortization (included within cost of sales)	(10,635)	(9,883)	(41,354)	(37,889)

Gross Profit (IFRS)	£30,212	£30,906	£122,345	£118,955

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of Adjusted Gross Margin, which is considered a non-GAAP financial metric, to gross profit, which is the most directly comparable IFRS measure. Management believe that Adjusted Gross Margin is a relevant indicator of operating performance since it links revenue lines with the largest and most directly related costs incurred to generate such revenue. Adjusted Gross Margin should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations and to provide comparability to the parent company’s financial presentations, which include this metric.

Definitions:

Adjusted Gross Margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third-party maintenance and depreciation and amortization recorded to cost of sales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/S/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: April 8, 2009